UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Type or Print Responses)
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1.   Name and Address of Reporting Person*

     Blount International, Inc.
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   (Last)                            (First)              (Middle)

     4520 Executive Park Drive
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                                   (Street)
     Montgomery                    Alabama                36116-1602
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     12/07/01
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3.   IRS or Social Security of Reporting Person (Voluntary)

      63-0780521
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4.   Issuer Name and Ticker or Trading Symbol

     Alliant Techsystems Inc. (NYSE: ATK)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [ ]  Form filed by One Reporting Person

     [X]  Form filed by More than One Reporting Person
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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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
Common Stock, par value $0.01 per        3,048,780                  See Note (1)         See Note (1)
share

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

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
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

Explanation of Responses:

     (1) This form is a joint filing of Blount International, Inc. and Blount, Inc., a wholly-owned subsidiary of Blount International, Inc. Blount, Inc. directly owns the securities reported herein. Blount International, Inc. indirectly owns the securities reported herein by virtue of its ownership of Blount, Inc.

     Lehman Brothers Holdings Inc. ("Lehman") and certain of its affiliates directly or indirectly beneficially own a majority of the common stock of Blount International, Inc. Reference is made to the Form 3 filed by Lehman and certain of its affiliates dated as of August 20, 1999, as amended, and the Form 13D filed by Lehman and certain of its affiliates dated as of August 20, 1999, as amended. Under applicable rules of the Securities and Exchange Commission, Lehman and these affiliates may be deemed to be beneficial owners of the securities reported herein.

     Blount International, Inc., Blount, Inc. and Alliant Techsystems entered into a Stock Purchase Agreement dated as of November 6, 2001, as amended, pursuant to which Blount, Inc. received, on December 7, 2001, the 3,048,780 shares of common stock of Alliant Techsystems Inc. reported herein in exchange for certain of Blount, Inc.'s assets.



                         Blount International, Inc.


                               /s/                                12/14/01
----------------         By:  ------------------------------      --------
                              Name:  Richard H. Irving, III         Date
                              Title: Secretary and Senior
                                     Vice President

                           JOINT FILER INFORMATION

Title of Security:  Common Stock

Issuer & Ticker Symbol:  Alliant Techsystems Inc. (NYSE: ATK)

Designated Filer:  Blount International, Inc.

Other Joint Filer:

     Blount, Inc.
     4520 Executive Park Drive
     Montgomery, Alabama 36116-1602

Date of Event
Requiring Statement:  December 7, 2001

Signature on behalf
of Blount, Inc.:
                        --------------------------------
                        Richard H. Irving, III
                        Secretary and Senior
                        Vice President




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